It's Skinny - Final Campaign Video Script

Grandma #1
Ever since my grandson Jimmy's been eating It's Skinny Pasta, he hasn't put on any weight. Jimmy, put that stuff down and start eating real pasta. He's too thin!

Grandma #2
This It's Skinny rice. Only nine calories per bag. Zero net carbs. My Bria, she's disappearing!

Grandma #3
Made from konjac, an ancient plant that's been used for 1000s of years? I don't trust it. Michael, don't eat that konjac pasta.

Granma #1
How much of this stuff to you guys sell every year?

Bryan
Over 2 million bags.

Grandma #1
And you try and raise money from these people to grow even faster?

On cell phone to other Grandmas: We have to stop them.

Reporter:
We're outside the skinny office where the nonnas have gone on strike. It's Skinny as a startup pasta company. They've already sold millions of bags of pasta and raised millions of dollars including a $1 million investment from celebrity investor Tim Draper. But now they're seeking investment from the crowd.

But not if he's known as here have anything to say about that. They are demanding that It's Skinny cease operations because… what's that? …Because their grandchildren aren't gaining any weight. Let's go talk to some nonnas. What are you hoping to gain here?

Grandma #1
Its Skinny is the number one pastor in the Italian pasta category on Amazon. And they're not even Italian! How much more will they sell if we don't stop them now?

Grandma #2
And not just that, but their repeat purchase rate on Amazon is over 35%. This is bull$*!t!

Reporter:
Your thoughts?

Grandma #3

It's not only online, it's in stores too: Publix, HEB, Shoprite. Our grandchildren will be skinny forever… but not if we stopped them from getting on the trucks

Grandma #1 tackles delivery person, Grandmas collectively protest

All 3 Grandmas

It's Skinny! No, no! It's got to go.

Bryan

Nonas, just try it… please.

Grandma #1

F$*!, that's good! That's really good.

Bryan

I co-founded It's Skinny to solve my own problem. In 2014, I had a serious gut issue and decided to let go of a few of the foods that I grew up loving. I decided not to eat grains and cheeses, among other things.

As an Italian American, I actually mourn the loss of traditional pasta. As an entrepreneur. I knew I couldn't let that stand so I co founded it skinny as a way to serve the 60 million people in the US who need a low glycemic diet and the 10s of millions more, who want a healthier version of their favorite dishes: from spaghetti and meatballs to curries to pad thai to simple chicken and rice.

The results so far have been, in my opinion, spectacular. And now we're raising money from the crowd so we can keep our foot on the gas pedal. Our competitors are pulling back on marketing spend which is giving us a once in a lifetime opportunity to grow our consumer base. Invest today at start engine.com/It'sSkinny to join the It's Skinny family…

Grandma #3 interrupts

Grandma #3

You have got to try this, it's delicious. Forget what I said before, invest now.

Reporter

You can invest today by going to invest.itsskinny.com. I would, but I lost all my money in crypto.

Disclaimer: Any recommendations made are not taking into consideration the personal information of the investor. Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered before investing. Past performance is not indicative of future results.